

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

Via E-Mail
Weidong Hong
Chief Executive Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Tower D, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013

> **Re: Yucheng Technologies Limited**
> **Amended Schedule 13E-3**
> **Filed October 10, 2012 by Yucheng Technologies Limited, et. al.**
> **File No. 005-82213**

Dear Mr. Hong:

We have reviewed your filing and have the following comments.

Schedule 13E-3/A

1.   We note your response to prior comment 4. Please tell us, with a view toward revised disclosure, why you have not provided the ratio of earnings to fixed charges in US dollars for 2011.

Revised Proxy Statement

2.   Please fill in the blanks in your proxy statement.

Special Factors

Background of the Merger, page 19

3.   We note your response to prior comment 14 regarding Lazard's contact with Shah Capital Management, Inc. Please revise your disclosure on page 23 to disclose Shah Capital Management's response to Lazard's inquiry as to whether they would vote in favor of the proposed transaction. Also, please revise to describe the proposed transaction presented by Lazard to Shah Capital Management on behalf of Mr. Hong "based on the information then publicly available." By July 26, 2012, the only publicly available description of the proposed transaction was disclosed in a May 21, 2012 press release by the board. However, since the date of the press release, there had been a

significant amount of negotiation and revisions of major terms of the proposed transaction between the Mr. Hong and the independent committee.

4.   We note your response to prior comment 15. Please revise to clarify why Shah Capital Management was not considered to be part of the Buyer Group.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 25

5.   In your response to prior comment 19, you indicate on page 27 that Mr. Hong did not indicate whether he would leave Yucheng Technologies if you remained a public company. Please revise to provide a discussion whether the independent committee considered rejecting the Buyer Group's offer and remain a public company.

6.   We reissue prior comment 20. Note that your directors and officers are considered your affiliates and that unless all directors and officers hold Excluded Shares, which does not appear to be the case, then the Roth opinion and your fairness determination are addressed to a different group of security holders.

Certain Financial Projections, page 35

7.   We reissue prior comment 25. Please tell us the assumptions and estimates or revise the disclosure to describe them.

8.   You provide additional projections on page 36 in response to prior comment 26, but you still indicate on page 21 that this section contains summarized financial projections. Please revise to disclose the full projections provided to Roth or explain why they are not material.

Opinion of Roth, the Independent Committee's Financial Advisor

Selected Comparable Transaction Analysis, page 40

9.   We note your response to prior comment 29 regarding your use of blended multiples of Application Software Company and IT Consulting Business Company transactions. You indicate on page 41 your description of 87% of your prior fiscal year's revenues as consisting of "Software and Solutions" comprising of revenues in both categories. Please revise to provide some quantitative and/or qualitative disclosure that indicates the nature of the split of your total revenue between the Application and IT Consulting Business categories and provide a discussion as to why the use of the blended multiples is appropriate in your Selected Comparable Transactions Analysis.

Analyses of Implied Premia, page 42

10.   Your response to prior comment 31 indicates that Roth believes the use of privatizations of formerly U.S. listed Chinese companies for use in its implied premia analysis is appropriate because such a specific market is "unique," as disclosed on page 42. Please revise to clarify why Roth or you believe such a sample is unique or appropriate under this valuation method.

Material U.S. Federal Income Tax Consequences, page 84

11.   We note your response to prior comment 35, but you still refer to this section as providing a summary "for general information purposes only …" on page 84. Please remove this statement in your next amendment.

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3619 with any questions.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-Mail
        Lin Huang, Esq.
        Cleary Gottlieb Steen & Hamilton LLP